

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 19, 2008

Jonathan Joels
Treasurer and Chief Financial Officer
Caprius, Inc.
One University Plaza, Suite 400
Hackensack, New Jersey 07601

Re: Caprius, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 22, 2008
File No. 333-141647

Dear Mr. Joels:

We have limited our review of your filing to those issues we have addressed in our comments.

<u>General</u>

1.   We note in your response to comment 1 in our letter dated April 26, 2007 that the shares covered by the registration statement represent approximately 499% of the shares outstanding held by non-affiliates. Furthermore, three of the selling shareholders each own between 22% and 77% of the company's outstanding shares. Because of the nature and size of the transactions being registered for Dolphin Offshore Partners, the Special Situations Funds, and Vision Opportunity Master Fund, it appears that these transactions are not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please reduce the amount of shares being registered or file a separate registration statement identifying these selling shareholders as underwriters and include a fixed price at which the securities will be sold.

As appropriate, please amend your registration statement in response to these comments. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Bruce A. Rich, Esq.
        Thelen Reid Brown Raysman & Steiner LLP
        875 Third Avenue
        New York, NY 10022